September 26, 2025

David Mehalick
Chief Executive Officer
Coeptis Therapeutics Holdings, Inc.
105 Bradford Road, Suite 420
Wexford, PA 15090

       Re: Coeptis Therapeutics Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed September 12, 2025
           File No. 333-288329
Dear David Mehalick:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 25, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4
General

1. Refer to your response to prior comment 1. We note your revised disclosure on page
       158 states that "Z Squared will mine major cryptocurrency assets Dogecoin (DOGE)
       and Litecoin (LTC)" and your disclosure on page 82 continues to state that "Z
       Squared does not intend to expand its business by acquiring digital assets other than
       Dogecoin and Litecoin." However, your disclosure elsewhere suggests that Z Squared mines, invests in or transacts in crypto assets other than Dogecoin and Litecoin. As examples only, we note the following disclosures:
           On page 63, the first risk factor states that "Z Squared's operating results depend on the value of Dogecoin (DOGE), Litecoin (LTC), and other cryptocurrencies"
          (emphasis added).
 September 26, 2025
Page 2

             On page 63, the last paragraph states that, "If the SEC or other regulators determine that Dogecoin, Litecoin or other digital assets we hold qualify as securities, we may be required to register as an investment company under the
           Investment Company Act" (emphasis added).
             On page 72, the first full risk factor states that "[t]here is a risk that some or all of
           Z Squared's Dogecoin and Litecoin and other cryptocurrencies could be lost or stolen" (emphasis added).
             The second risk factor on page 78 states that "[t]he physical risks of climate change may impact the availability and cost of materials and natural resources, demand for Dogecoin and Litecoin and other cryptocurrencies, and other operating costs" (emphasis added).

      Please revise to clarify and/or reconcile these disclosures and elsewhere throughout the prospectus, as applicable, or advise otherwise.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to the Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Estimated Purchase Price, page 39

2. We acknowledge your response to prior comments 6 and 8 and your revised disclosure regarding adjustment 9 under Note 4. You continue to disclose on page F-
      61 under Note 1 to the Z Squared Inc. financial statements for the period ended June
      30, 2025 that the fair value of the cryptocurrency mining machines to be acquired from BSG Series CM LLC is estimated to be approximately $660 million, and that you intend to record the transaction at fair value under ASC 845-10, Nonmonetary
      Transactions. Please reconcile your disclosures for us, or revise for consistency.
Note 5. Adjustments to the Unaudited Pro Forma Condensed Combine Statements of Operations, page 41

3. We acknowledge your response to prior comment 8. Please revise your disclosure here and throughout your filing to clarify that the Company Asset Value is a deemed enterprise value and not the fair value of the miners being acquired.
Z Squared's Business
Breakeven Analysis, page 161

4. We note your revised disclosure in response to prior comment 17. We note your disclosure that the fleet-weighted energy cost equals approximately 0.718 USD per
      GH per day. Please expand your disclosure to clarify how this fleet-weighted energy cost was used to calculate the DOGE and LTC breakeven prices by providing more quantified detail with respect to inputs used in your calculations and key assumptions utilized. Please consider including mathematical calculations with respect to your key assumptions and figures to help investors better understand how you prepared your breakeven analysis for mining DOGE and LTC, respectively. Quantitative tabular disclosure may be helpful.
 September 26, 2025
Page 3
Index to Consolidated Financial Statements, page F-1

5. Please revise the interim financial statements of Z Squared Inc. to cover the six-month periods ended June 30, 2025 and 2024.
Note 1. Nature of Operations and Basis of Presentation, page F-61

6. Refer to your disclosure regarding the court order issued in the matter Securities and
       Exchange Commission v. David Feingold, et al., Case No. 1:25-cv-20436-DPG (S.D.
       Fla.), dated April 21, 2025. You disclose that the order "imposes conditions requiring the approval of a court-appointed monitor" prior to effecting the transfer of the Assets.
       However, we note that paragraph 10 of the order requires that the Monitorship Entities
       (as defined therein) make the court-appointed monitor aware of all material business decisions prior to those decisions being implemented, rather than such monitor's approval prior to effecting the transfer of the Assets, as your disclosure appears to state. Please revise your disclosure here and at page F-81, as appropriate, or advise otherwise.
Exhibits

7. We note your response to prior comment 25. However, it appears that you have filed the Master Services Agreement with Minting Dome as both Exhibits 10.24 and 10.25.
       Once available, please file the Master Custody Services Agreement with Anchorage
       Digital as Exhibit 10.24.

       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Denis Dufresne